                                                               EXHIBIT (A)(5)(C)

                     IN THE SUPERIOR COURT OF FULTON COUNTY
                                STATE OF GEORGIA

------------------------------------------
                                          x
VIVIAN GOLOMBUSKI, On Behalf of Herself   :
and All Others Similarly Situated and     :        Civil Action No. 2004cv89216
Derivatively on Behalf of COX             :
COMMUNICATIONS, INC.,                     :        CLASS ACTION
                                          :        ------------
                                          :
                           Plaintiff,     :        VERIFIED SHAREHOLDER'S
                                          :        DERIVATIVE AND CLASS
vs.                                       :        ACTION COMPLAINT FOR
                                          :        BREACH OF FIDUCIARY DUTY,
JAMES C. KENNEDY, G. DENNIS BERRY,        :        WASTE OF CORPORATE
JANET M. CLARKE, ROBERT O'LEARY,          :        ASSETS AND ABUSE OF
JAMES O. ROBBINS, RODNEY W. SCHROCK,      :        CONTROL
ANDREW J. YOUNG, and COX                  :
ENTERPRISES, INC.,                        :
                                          :
                           Defendants,    :
                                          :
         -and-                            :
                                          :
COX COMMUNICATIONS, INC., a Delaware      :
corporation,                              :
                                          :
          Nominal Defendant.              x        DEMAND FOR JURY TRIAL
-------------------------------------------        ---------------------

                                  INTRODUCTION


         1. This is a shareholder class and derivative action against the members of the Board of Directors of Cox Communications, Inc. ("Cox Communications" or the "Company") and Cox Enterprises, Inc. ("Cox Enterprises"), on behalf of Cox Communications and its shareholders arising out of defendants' self-dealing and refusal to comply with their fiduciary obligations. The defendants have arranged to squeeze plaintiff and Cox Communications' public stockholders out of their equity interest in Cox Communications by selling Cox Communications to Cox Enterprises for $32.00 per share. This lawsuit is necessary to protect Cox Communications and its shareholders from the Cox Communications Board of Directors' continuing breaches of fiduciary duty, conflicts of interest and violations of statutory law.

         2. On August 2, 2004, Cox Enterprises announced that it was proposing to acquire the outstanding publicly held shares of Cox Communications, that it does not already own for $32 per share in cash. Cox Enterprises owns 62% of the outstanding shares of Cox Communications. The proposed acquisition would squeeze out plaintiff and Cox Communications's other public stockholders. Each of the defendants is directly violating or aiding end abetting the other defendants' violations of the fiduciary duties owed to the public shareholders of Cox Communications. As the Directors have unlawfully placed their own interests ahead of Cox Communications's shareholders', the squeeze out will be consummated resulting in irreparable harm absent judicial intervention.

                             JURISDICTION AND VENUE


         3. Nominal defendant Cox Communications's principal executive offices are located at 1400 Lake Hearn Drive NE, Atlanta, Georgia 30319. Many of the acts complained of herein occurred in Georgia. The amount in controversy is in excess of the jurisdictional minimum of this Court. This action is not removable to federal court as no federal remedy is sought.

         4. Venue is proper in this county. The acts, conduct and transactions complained of herein occurred in substantial part in this county. Cox Communications is headquartered here. Many of the relevant witnesses reside in this county.

                                     PARTIES


         5. Plaintiff Vivian Golombuski was, and has been since the time of the commission of the wrongful acts complained of herein, a shareholder of Cox Communications.

         6. Nominal defendant Cox Communications' principal activities are to provide broadband products and services to both residential and commercial customers.

         7. Cox Enterprises' principal executive offices are located at 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328. Cox Enterprises owns 62% of the outstanding shares of Cox Communications.

         8. Defendant James O. Robbins is the President, CEO and a director of Cox Communications.

         9. Defendant James C. Kennedy is Chairman and CEO of Cox Enterprises. He is also Chairman of the Board of Cox Communications.

         10. Defendant G. Dennis Berry is President and COO of Cox Enterprises. He is also a director of Cox Communications.


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         11.      Defendant Robert O. Leary is Executive Vice President and CFO
of Cox Enterprises. He is also a director of Cox Communications.

         12. Defendants Rodney W. Schrock, Andrew J. Young, Jr. and Janet Morrison Clarke are directors of the Company.

         13. By virtue of their positions as directors of Cox Communications, the Individual Defendants have, and at all relevant times had, the power to and did control and influence Cox Communications to engage in the practices complained of herein.

                  FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS


         14. On August 2, 2004, Cox Enterprises announced that it was proposing to acquire the outstanding publicly held shares of Cox Communications, that it does not already own, for $32 per share in cash.

         15. By reason of their positions as directors and their ability to control the business and corporate affairs of Cox Communications, the Individual Defendants owe Cox Communications and its shareholders the highest fiduciary obligations of fidelity, trust, loyalty, good faith, fair dealing, due care and fully candid and adequate disclosure. The Individual Defendants are required to use their utmost ability to control and manage Cox Communications in a fair, just and equitable manner and to act in furtherance of the best interests of Cox Communications and all its shareholders, so as to benefit all shareholders proportionately in preserving Cox Communications's property and assets, and not in furtherance of their personal interests or to benefit themselves disproportionately.

         16.      The Individual Defendants, the directors of Cox
Communications, are required to act in good faith, in the best interests of Cox Communications and its shareholders, and with


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

such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. To diligently comply with this duty, dare precluded from taking action that:

                  (a) serves their own interests or the interests of Cox Enterprises to the detriment of Cox Communications or its public shareholders;

                  (b) inures to the detriment of Cox Communications or its shareholders;

                  (c) contractually prohibits them from complying with or carrying out their fiduciary duties to maximize shareholder value in connection with the sale of Cox Communications;

                  (d) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

                  (e) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders.

         17. The Individual Defendants, because of their positions of control and authority as directors of Cox Communications, were able to and did, directly control the conduct complained of herein.

         18. The complaint's asserted claims are brought under applicable law requiring every director to act in good faith and in the best interest of their corporation and its shareholders. These laws require each Individual Defendant to act with such care, including conducting a reasonable inquiry, as would be expected of a prudent person conducting his or her own financial affairs.

         19. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control, or (ii) a break-up of the corporation's assets, the directors have an affirmative fiduciary obligation to obtain the highest


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value reasonably available for a corporation and its shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

                  (a) adversely affects the value provided to the corporation's shareholders;

                  (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

                  (c) contractually prohibits them from complying with their fiduciary duties;

                  (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders; and/or

                  (e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

         20. Defendants have attempted to negotiate a sale of Cox Communications on terms that are designed to freeze Cox Communication's public shareholders out of a large portion of the valuable assets.

         21. Cox Communications's shareholders have also been denied the fair process and arm's-length negotiated terms to which they are entitled in a sale of their Company. The officers and directors are obligated to maximize shareholder value, not benefit themselves or Cox Enterprises by structuring a preferential deal for themselves at the expense of Cox Communications and its shareholders.

         22. The Individual Defendants are obligated to maximize the sale value of Cox Communications. Cox Communications and its shareholders are being deprived of a fair and unbiased process to sell the Company. Cox
Communications's shareholders are entitled to an


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opportunity to obtain maximum value and terms for their interests, without preferential treatment to the insiders.

         23. The Board members and advisors identified herein have irremediable positions of conflict and cannot be expected to act in the best interests of Cox Communications or its public shareholders in connection with the proposed sale of Cox Communications.

         24. In light of the foregoing, the individual Defendants must, as their fiduciary obligations require:

                  - Adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Cox Communications's public shareholders; and

                  - Allow Cox Communications shareholders to consider all offers for Cox Communications, not just those which agree to special and/or benefits to Cox Communications insiders.


                            CLASS ACTION ALLEGATIONS


         25. Plaintiff brings Count I pursuant to O.C.G.A. Section 9-11-23(a), on behalf of herself and all other public shareholders of Cox Communications's common stock, who are being and will be harmed by defendants' actions described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

         26.      This action is properly maintainable as a class action.

         27. The shareholders on whose behalf this action is brought are so numerous that joinder of them all is impracticable. There are over 590 million shares of Cox Communications stock outstanding. The shares trade on the New York Stock Exchange.


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

         28. Questions of law and fact are common to the Class and predominate over questions affecting individual Class members. They include:

                  (a) whether the defendants have engaged in or aided and abated the mismanagement, abuse of control and self-dealing or enriched and benefited themselves at the expense of Cox Communications and its public stockholders;

                  (b) whether the Individual Defendants have breached their fiduciary duties in failing to maximize shareholder value; and

                  (c) whether the plaintiff and other Class members would be irreparably damaged were the provisions and conduct detailed herein allowed to persist.

         29. Plaintiff's claims are typical of the claims of the Class because all members of the Class have been and will be similarly harmed by defendants' actions.

         30. Plaintiff has retained counsel experienced in litigation of this nature. Plaintiff has no interest that is adverse to the interests of the Class. Plaintiff is an adequate representative of the Class and anticipates no difficulty in the management of this case as a class action.

         31. A class action is superior to any other method available for the fair and efficient adjudication of this controversy. Class-wide remedies will assure uniform standards of conduct for the defendants and avoid the risk of inconsistent judgments.

                             DERIVATIVE ALLEGATIONS


         32. Plaintiff brings Counts Nos. II-V derivatively in the right of and for the benefit of Cox Communications to redress injuries suffered and to be suffered by Cox Communications as a direct result of the Individual Defendants' breaches of fiduciary duty, corporate mismanagement, gross self-dealing, abuse of control and conspiracy to abuse control, and


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

constructive fraud. This is not a collusive action to confer jurisdiction in this Court which it would not otherwise have.

         33. Plaintiff will adequately and fairly represent the interests of Cox Communications and its shareholders in enforcing and prosecuting their rights.

         34.      This action is brought to remedy violations of applicable law.

         35. Plaintiff has not made any demand on the present Board of Directors of Cox Communications to institute this action because such demand would be a futile, useless act because the entire Board participated in the wrongs complained of herein by performing the following acts:

                  (a) accepting the Cox Enterprises proposal on the terns proposed;

                  (b) the known principal wrongdoers and beneficiaries of the wrongdoing, including, but not limited to, Individual Defendants and Cox Enterprises, are in positions to, and do, dominate and control Cox Communications's Board of Directors. Thus, the Board could not, and cannot, exercise independent objective judgment in deciding whether to bring this action nor vigorously prosecute this action;

                  (c) refusing to take any action to rescind these actions despite their knowledge that such actions constitute a breach of their fiduciary duties;

                  (d) to bring this action for breach of fiduciary duties, abuse of control, and unjust enrichment, the members of Cox Communications's Board of Directors would have been required to sue themselves and/or their fellow directors and allies in the top ranks of the Company, with whom they are close personal friends and with whom they have entangling financial alliances, interests and dependencies. Suing themselves, their friends and their allies is


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

not something the Individual Defendants would be willing to do, therefore, they would not be able to vigorously prosecute any such action;

                  (e) Cox Communications's Board of Directors, including each of the Individual Defendants herein, receive substantial salaries, bonuses, payments, benefits and other emoluments by virtue of their membership on the Company's Board and their control of Cox Communications. Thus, they have benefited from the wrongs alleged herein and have engaged therein to preserve their positions of control and the perquisites thereof, and are incapable of exercising independent objective judgment in deciding whether to bring this action. The Board members also have close personal and business ties with each other and consequently are interested parties and cannot, in good faith, exercise independent business judgment to determine whether to bring this action against themselves; and

                  (f) due to Cox Communications's directors' and officers' liability insurance coverage, if the directors caused Cox Communications to sue themselves and the Company's executive officers for the liability asserted herein, the directors and officers would be required to personally pay for the liability alleged hotel. As a result, if these defendants were to sue themselves there would be no insurance protection for this derivative action. Thus, the defendants will not sue themselves because to do so would subject themselves and their colleagues and/or friends to million-dollar judgments payable from their individual assets alone.

                                     COUNT I

                ON BEHALF OF PLAINTIFF AND THE CLASS AGAINST ALL
               INDIVIDUAL DEFENDANTS FOR BREACH OF FIDUCIARY DUTY

         36. Plaintiff repeats and realleges each allegation as though fully set forth herein.


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

         37. Defendants have violated fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of Cox Communications, have engaged in unlawful self-dealing, and have acted to put their personal interests and/or the interests of Cox Enterprises ahead of the interests of Cox Communications shareholders.

         38. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Cox Communications. Specifically, defendants were required to, among other things, publicly disclose the Company's Q3 results prior to entering into this agreement.

         39. The Individual Defendants have violated their fiduciary duties by entering into a transaction with Cox Enterprises without regard to the fairness of the transaction to Cox Communications shareholders.

         40. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Cox Communications because, among other reasons:

                  (a) they failed to take steps to maximize the value of Cox Communications to its public shareholders and they took steps to avoid competitive bidding, to cap the price of Cox Communications's stock and to give the Individual Defendants an unfair advantage, by, among other things, failing to solicit other potential acquirors or alternative transactions; and

                  (b) they ignored or did not protect against the numerous conflicts of interest resulting from the directors' own interrelationships or connection with the acquisition.


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

         41. By reason of the foregoing acts, practices and course of conduct, defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

         42. As a result of the actions of defendants, plaintiff and the Class have been and will be irreparably damaged in that they have not and will not receive their fair portion of the value of Cox Communications's assets and businesses and have been and will be prevented from obtaining a fair price for their shares.

         43. Unless enjoined by this Court, defendants will continue to breach and/or aid and abet the other defendants' breaches of their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed sale of Cox Communications to Cox Enterprises which will exclude the Class from its fair share of Cox Communications's valuable assets and businesses, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

         44. By the course of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, have implemented and are abiding by a process that will deprive plaintiff and other members of the Class of the rights and interests that they possess as a result of their ownership of Cox Communications stock.

         45. Cox Communications shareholders will, if defendants' actions are allowed to stand, be deprived of their rights as Cox Communications shareholders. Instead, these benefits are being and will be diverted from Cox Communications to Cox Enterprises without a full and candid disclosure to plaintiff and the Class concerning Cox Communication's prospects.

         46. By reason of the foregoing acts, practices and course of conduct, the Individual


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

Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations owed to plaintiff and the other Cox Communications public stockholders and/or have acted in a manner adverse to the interests of Cox Communications and its shareholders in order to advance their own interests.

         47. In light of the foregoing, plaintiff demands that the Individual Defendants, as their fiduciary obligations require, rescind the unlawful provisions designed to favor Cox Enterprises and/or implement an active auction or open bidding process in order to maximize shareholder value.

         48. Defendants have failed to act in good faith toward plaintiff and other Class members, and have breached and are continuing to breach their fiduciary duties to plaintiff and Class members.

         49. Because of defendants' unlawful actions, plaintiff and other Class members will be irreparably harmed in that they will continue to be precluded from exercising the rights they possess and benefits they are entitled to as Cox Communications shareholders. Unless defendants' actions are enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and Class members, and will refuse to engage in arm's-length negotiations, all to the irreparable harm of Class members.

         50. Plaintiff and the Class have no adequate remedy at law. Only by this Court's exercise of its equitable powers can plaintiff be fully protected from the immediate and irreparable injury inflicted by defendants' actions.

                                    COUNT II

                     ON BEHALF OF COX COMMUNICATIONS AGAINST
                  THE INDIVIDUAL DEFENDANTS FOR CORPORATE WASTE


         51. Plaintiff realleges each prior allegation as though fully set forth herein.

         52. As explained above, the Individual Defendants' conduct in authorizing the sale of Cox Communications's assets constituted a waste of corporate assets.

         53. As a result of the Individual Defendants' waste of Cox Communications's corporate assets, Cox Communications and its shareholders have sustained and will continue to sustain irreparable harm and have no adequate remedy at law.


                                    COUNT III

                     ON BEHALF OF COX COMMUNICATIONS AGAINST
                 THE INDIVIDUAL DEFENDANTS FOR ABUSE OF CONTROL

         54. Plaintiff realleges each prior allegation as though fully set forth herein.

         55. In direct contradiction of their fiduciary duties, the Individual Defendants have utilized their control over Cox Communications to divert Cox Communications's valuable assets to Cox Enterprises and/or derive special payoffs for themselves.

         56. In direct contradiction of their fiduciary duties, the Individual Defendants have utilized, and will continue to utilize, their power and control over Cox Communications to delay the annual shareholder meeting. By holding the annual meeting, the Individual Defendants risk losing such power and control.

         57. Defendants' conduct constituted and continues to constitute an abuse of their ability to control and influence Cox Communications, conduct for which all defendants are legally responsible.


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

         58. By reason of the foregoing, Cox Communications has been damaged and has sustained, and will continue to sustain, irreparable injury for which it has no adequate remedy at law.

                                    COUNT IV

                   ON BEHALF OF COX COMMUNICATIONS AGAINST THE
               INDIVIDUAL DEFENDANTS FOR BREACH OF FIDUCIARY DUTY


         59. Plaintiff realleges each prior allegation as though fully set forth herein.

         60. The Individual Defendants engaged in the aforesaid conduct without exercising reasonable and ordinary care which directors and officers, as fiduciaries, owe to a corporation and its shareholders, and have thereby knowingly or recklessly breached and/or aided and abetted breaches of fiduciary duties to the corporation and/or its shareholders.

         61. As a result of the Individual Defendants' breach of fiduciary duty, Cox Communications and its shareholders have sustained and will continue to sustain irreparable harm and have no adequate remedy at law.

                                     COUNT V

                   ON BEHALF OF COX COMMUNICATIONS AGAINST THE
                        DEFENDANTS FOR UNJUST ENRICHMENT


         62. Plaintiff realleges each prior allegation as though fully set forth herein.

         63. As a result of the tortious conduct described above, the Individual Defendants, and/or Cox Enterprises have been or will be unjustly enriched at the expense of Cox Communications and its shareholders.


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         64.      Defendants should be required to disgorge the gain they will unjustly obtain at the expense of Cox Communications and its shareholders and a constructive trust for the benefit of Cox Communications and its shareholders should be imposed thereon.

                                PRAYER FOR RELIEF

         WHEREFORE, plaintiff, on behalf of herself and Cox Communications, demands judgment and preliminary and permanent relief, including injunctive relief against defendants as follows:

         A. Declaring that defendants have breached their fiduciary and other duties to plaintiff and the other public shareholders of Cox Communications;

         B. Declaring that, as to Count I, this action is properly maintained as a class action.

         C. Enjoining defendants from proceeding with the proposed acquisition with Cox Enterprises to the extent it includes protections or payoffs to defendants;

         D. Enjoining defendants from consummating the proposed acquisition with Cox Enterprises unless and until the individual Defendants adopt and implement a procedure or process, such as an auction, to obtain the highest possible price for the Company;

         E. Directing all defendants to account for all damages, including punitive damages, caused by them and all profits and special benefits and unjust enrichment they have obtained as a result of their unlawful conduct and imposing a constructive trust thereon;

         F. Awarding costs and disbursements of this action, including reasonable attorneys', accountants' and experts' fees; and

         G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach.


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

                                   JURY DEMAND

         Plaintiff demands a trial by jury.

DATED: August 2, 2004                   HOLZER HOLZER &CANNON, LLC


                                                /s/ Michael I. Fistel, Jr.
                                        ---------------------------------------
                                        COREY D. HOLZER
                                        Georgia Bar Number: 364698
                                        MICHAEL I. FISTEL, JR.
                                        Georgia Bar Number: 262062
                                        1117 Perimeter Center West
                                        Atlanta, GA 30338
                                        Telephone: 770/392-0090
                                        770/392-0029 (fax)

                                        FARUQI & FARUQI, LLP
                                        NADEEM FARUQI
                                        ANTHONY VOZZOLO
                                        320 East 39th Street
                                        New York, NY 10016
                                        Telephone: 212/983-9330
                                        212/983-9331 (fax)

                                        Attorneys for Plaintiff


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




                                  VERIFICATION

         I, MICHAEL I. FISTEL, JR., hereby declare as follows:

         I am counsel for Plaintiff in the above-entitled action. Plaintiff in the above-entitled action is, and was at all relevant times hereto, a shareholder of Cox Communications, Inc. Plaintiff, by and through his counsel, has performed an extensive investigation that included, among other things, a review of relevant filings with the SEC and public disclosures of information, including through national business wires. As such, I am informed and believe that the matters stated in the Complaint are true and on that ground, I allege that the matters stated therein are true.

         Executed this 2nd day of August, 2004, in Atlanta, Georgia.

                                                  /s/ Michael I. Fistel, Jr.
                                          ------------------------------------
                                          Michael I. Fistel, Jr.
                                          Georgia Bar Number: 262062


Sworn to and subscribed to before
me this 2nd day of August, 2004.

        /s/
--------------------------
Notary Public
My Commission Expires:

NOTARY PUBLIC, FULTON COUNTY, GEORGIA
MY COMMISSION EXPIRES APRIL 28, 2007



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